Exhibit 99.1

News Release

Rosetta Genomics to Acquire PersonalizeDx

•	Creates a broader commercial footprint and expanded product offering in oncology diagnostics with numerous near-term product launches to accelerate revenue growth
•	Enhances Rosetta Genomics’ leadership as a provider of proprietary and differentiated content in the personalized medicine arena
•	Rosetta Genomics expects annualized pro forma 2015 revenues of $10 million to $12 million, and 2016 revenues to exceed $18 million

PRINCETON, N.J. and REHOVOT, Israel (April 9, 2015) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based and other molecular diagnostics, announces it has agreed to acquire CynoGen, Inc. (d/b/a PersonalizeDx) from Prelude Corporation, a Fjord Ventures portfolio company. The acquisition of PersonalizeDx by Rosetta Genomics is expected to close within the next several weeks and is contingent upon the closing of Prelude’s purchase of PersonalizeDx from a third party.

PersonalizeDx is a rapidly growing molecular diagnostics and services company serving community-based pathologists, urologists, oncologists and other reference laboratories across the U.S. Through this transaction Rosetta Genomics will gain proprietary tests in prostate, bladder and lung cancer, strong commercial and laboratory operations capabilities and a state-of-the-art, high-complexity CLIA laboratory in Lake Forest, California.

The purchase price includes $2.0 million in cash, 500,000 ordinary shares of Rosetta Genomics Ltd., some specified assets and certain services to be provided by Rosetta Genomics to Prelude Corporation. In connection with this transaction Rosetta Genomics will gain rights to market Prelude’s novel assay for ductal carcinoma in situ (DCIS).

“The acquisition of PersonalizeDx will have wide-ranging, positive financial, commercial, operational and pipeline impact on Rosetta Genomics, and brings with it exceptional talent to complement the industry-leading team at Rosetta Genomics. The PersonalizeDx business is an excellent strategic and cultural fit, and we look forward to combining their assays and biomarkers with our current and future microRNA-based and other assays. With the expected close of this transaction, we extend a warm welcome to our new colleagues from PersonalizeDx,” said Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics.

“In joining forces with PersonalizeDx, Rosetta Genomics will gain critically important commercial and revenue scale in the marketplace for oncology diagnostics, along with a strategic focus on delivering high-value content that aids in diagnoses, optimizes treatment decisions, enables targeted therapy selections and facilitates treatment monitoring. A shared commitment to unsurpassed quality and turnaround time and to improving the lives of people with cancer will guide our operations and contribute to our success,” added Mr. Berlin.

According to Olav Bergheim, Managing Director of Fjord Ventures, “Rosetta Genomics, with its commitment to being a leading provider of differentiated and proprietary content in the area of personalized medicine, is a great strategic fit for PersonalizeDx. In addition to world-leading expertise in microRNA-based assay development, Rosetta Genomics brings strong reimbursement capabilities and service lab operational know-how.”

Financials and Financial Guidance

On an annualized pro forma basis, including the operations of the PersonalizeDx business, Rosetta Genomics expects 2015 revenues to be in the range of $10 million to $12 million, and expects 2016 revenues to exceed $18 million. Rosetta Genomics also expects to achieve positive EBITDA and positive cash flow from operations prior to the end of 2017.

Product and Commercial Synergies

Rosetta Genomics currently offers the Rosetta Cancer Origin Test™, the Rosetta Lung Cancer Test™ and the Rosetta Kidney Cancer Test™, and plans to launch its thyroid neoplasia assay in the third quarter of 2015. Rosetta Genomics markets the Rosetta Genomics PGxOne™ test and the EGFR and KRAS sequencing services for Admera Health.

The expected expanded commercial capability from combining these two companies will benefit the launch of Rosetta Genomics’ novel thyroid assay later this year, as well as the launches of new PersonalizeDx products.

There are multiple areas of product synergies between Rosetta Genomics and the PersonalizeDx business, notably in urologic and lung cancers. For example, the recent combination of Rosetta’s Lung Cancer Test with Admera’s genomic markers for targeted therapies will be strengthened by adding the PersonalizeDx Fluorescence in situ Hybridization (FISH) and molecular markers for actionable genomic targets, thereby creating a strong lung cancer diagnostic franchise.

Including the pipeline from PersonalizeDx, Rosetta Genomics is now positioned to launch five novel, proprietary assays within the next 12 months, which will provide a foundation for growth well into the future.

About Rosetta Cancer Testing Services

Rosetta Cancer Tests are a series of microRNA-based diagnostic testing services offered by Rosetta Genomics. The Rosetta Cancer Origin Test™ can accurately identify the primary tumor type in primary and metastatic cancer including cancer of unknown or uncertain primary (CUP). The Rosetta Lung Cancer Test™ accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells. The Rosetta Kidney Cancer Test™ accurately classifies the four most common kidney tumors: clear cell renal cell carcinoma (RCC), papillary RCC, chromophobe RCC and oncocytoma. Rosetta’s assays are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that 200,000 patients a year may benefit from the Rosetta Cancer Origin Test™, 65,000 from the Rosetta Kidney Cancer Test™ and 226,000 patients from the Rosetta Lung Cancer Test™. The Company’s assays are offered directly by Rosetta Genomics in the U.S., and through distributors around the world. In addition, Rosetta markets the Rosetta Genomics PGxOne™ test and the EGFR and KRAS sequencing services for Admera Health. For more information, please visit www.rosettagenomics.com. Parties interested in ordering any of these tests should contact Rosetta Genomics at (215) 382-9000 ext. 309.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based molecular diagnostics. Founded in 2000, Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Rosetta’s cancer testing services are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab.

About Prelude Corporation

Prelude Corporation is developing a prognostic test for ductal carcinoma in situ (DCIS). The company’s proprietary risk algorithms combine results from a panel of biomarkers that reveal a patient’s DCIS biology. Over 60,000 women in the United States are diagnosed with DCIS (stage 0 breast cancer) annually. Prelude’s DCIS test is designed to enable these women and their treating physicians to make personalized treatment decisions based on their own biological profile. This approach may help thousands of women avoid overly aggressive therapies that contribute to the rising cost of healthcare and increasing morbidity.

About Fjord Ventures

Fjord Ventures, founded by life science entrepreneur Olav Bergheim, is an innovative technology accelerator that creates and invests in companies developing disruptive healthcare solutions. Fjord provides portfolio companies with operational management expertise and a highly capital efficient shared infrastructure. Fjord focuses on identifying, developing and commercializing life science innovations. Since its formation in 2005, Fjord Ventures has created more than 10 companies.

Forward-Looking Statement Disclaimer

Various statements in this news release concerning Rosetta’s future expectations, plans and prospects, including without limitation, the expectation for pro forma revenues in 2015 and 2016, and that Rosetta expects to achieve positive EBITDA and positive cash flow from operations in 2017, statements relating to any synergies, including product synergies, or other expectations regarding the acquisition of PersonalizeDx, including that the acquisition will have wide-ranging and positive financial, commercial, operational and pipeline impact, and the timing with respect to commercial launch of assays within the next 12 months as well any information relating to the expected closing of the acquisition, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2014 as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this news release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:

Rosetta Genomics

Ken Berlin, President & CEO

(609) 419-9003

investors@rosettagenomics.com

Investor Contacts:

LHA

Anne Marie Fields

(212) 838-3777

afields@lhai.com

or

Bruce Voss

(310) 691-7100

bvoss@lhai.com

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